UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

GOLDBELT RESOURCES LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

380755
(CUSIP Number)

Jonathan Goodman
President & CEO
Dundee Precious Metals Inc.
200 Bay Street, Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J1
Telephone: (416) 365-2408
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dundee Precious Metals Inc. 200 Bay Street, Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
N/A
3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐
N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
0

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed to report changes in the beneficial ownership as set forth below. As described in Item 5 below, Dundee Precious Metals Inc. ("Dundee Precious") tendered all of its 30,111,494 common shares (the "Shares") of Goldbelt Resources Ltd. ("Goldbelt") after entering into a lock-up agreement with Wega Mining Inc. ("Wega") pursuant to their take-over bid for all the shares of Goldbelt at C$1.55 per share (the "Offer"). Accordingly, Dundee Precious has no further interest in Goldbelt. This is the final amendment to Schedule 13D and an exit filing.

Item 1. Security and Issuer

This statement relates to the common shares of Goldbelt (the "Common Shares").

The principal executive offices of Goldbelt are located at 372 Bay Street, Suite 1201, Toronto, Ontario, Canada, M5H 2W9.

Item 4. Purpose of Transaction

Dundee Precious tendered 30,111,494 common shares of Goldbelt pursuant to the Offer.

Item 5. Interest in Securities of the Issuer

As a result of the Shares being tendered by Dundee Precious pursuant to the Offer, effective December 14, 2007, Dundee Precious is no longer the beneficial owner of more than 5.0% of the Common Shares. Accordingly, Dundee Precious has no further interest in Goldbelt. This is the final amendment to Schedule 13D and an exit filing.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Dundee Precious entered into a lock-up agreement with Wega and, among other things, was not to acquire additional shares of Goldbelt, grant any right to its shares in Goldbelt or encumber or convey its shares in Goldbelt or any right therein. In addition, Dundee Precious had a positive obligation to deposit the Shares with the depository under the Offer no later than five business days prior to the first scheduled expiry time of the Offer and to promptly notify Wega that all of its shares in Goldbelt had been deposited. There were no other agreements entered into with respect to this transaction.

Item 7. Material to be Filed as Exhibits

News release dated December 18, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007	DUNDEE PRECIOUS METALS INC.

	signed	"Jonathan Goodman"
	Name:	Jonathan Goodman
	Title:	President & CEO